Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ALPHA 1 BIOMEDICALS, INC.
     ALPHA 1 BIOMEDICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:
     FIRST: That at a meeting of the Board of Directors of ALPHA 1 BIOMEDICAL, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation and said corporation, declaring said amendment to be advisable and providing that the proposed amendment be considered at the annual meeting of the stockholders of said corporation. The resolution setting forth the proposed amendment is as follows:
     RESOLVED, that the Board of Directors deems it advisable to amend the Certificate of Incorporation of the Company to amend Article 4 to read as follows:
     4. Authorized Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is Twenty One Million (21,000,000) shares divided into two classes of which One Million (1,000,000) shares of the par value of $.001 per share shall be designated Preferred Stock and Twenty Million (20,000,000) shares of the par value of $.001 per share shall be designated Common Stock.
A. COMMON STOCK
     Subject to any exclusive voting rights which may vest in holders of Preferred Stock under the provision of any series of the Preferred Stock established by the Board of Directors pursuant to authority herein provided, and except as otherwise provided by law, the shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which stockholders have the right to vote. Subject to any limitations prescribed in this Article 4 and any further limitations prescribed in accordance therewith, and except as provided by law, the holders of shares of Common Stock shall be entitled to receive when and as declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or securities of the Corporation.

B. PREFERRED STOCK
     The Preferred Stock may be issued from time to time in one or more series by resolution or resolutions of the Board of Directors. The resolution or resolutions of the Board of Directors may, to the full extent now or hereafter permitted by law and subject to the provisions of this Certificate of Incorporation, fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series. The authority of the Board of Directors with respect to each such series may include, but not be limited to, determinations of the following:
(a)	the distinctive designation of such series, the number of shares that shall constitute such series, including any limitation on the authority to increase or decrease such number, and the stated value thereof, if any, if different from the par value thereof;

(b)	the dividends, if any, payable either in cash, property or securities of the Corporation, on such series, and the restrictions, limitations and conditions, if any, upon the payment of such dividends, whether any such dividends shall be cumulative or non-cumulative, the date or dates from which dividends shall accumulate, the dates on which dividends, if declared, shall be payable, and the preference, if any, or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of this class;

(c)	whether the shares of such series shall have voting power, in addition to any voting power provided by law and, if so, the terms of such voting power, which may be general or limited;

(d)	the right, if any, of the Corporation to redeem any or all shares of such series and, if so, the terms and conditions of such redemption;

(e)	whether the shares of such series shall be subject to the operation of a retirement or sinking fund or funds and, if so, whether such retirement or sinking fund shall be cumulative or non-cumulative, the extent and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(f)	whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of this class or any other securities or assets and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(g)	the amount, if any, which the holders of the shares of such series shall be entitled to receive in case of a liquidation, dissolution or winding up of the corporation and the preference, if any, or relation which such amounts shall bear to the amounts payable on any shares of stock of any other class or any other series of this class;

(h)	the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of stock of any other class or any other series of this class;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

(j)	any other voting powers, designations, preferences, and relative, participating optional or other special rights, or qualifications, limitations or restrictions thereof, of the shares of such series.
so far as not inconsistent with the provisions of this Restated Certificate of Incorporation and to the full extent now or hereafter permitted by the laws of the State of Delaware.
     The designations, voting powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.”
     SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
          IN WITNESS WHEREOF, said ALPHA 1 BIOMEDICALS, INC. has caused this certificate to be signed by its President and Chief Executive Officer and attested to by its Secretary, this 4th day of September, 1990.

ALPHA 1 BIOMEDICALS, INC.

By:	/s/ Vincent F. Simmon

Vincent F. Simmon
President and Chief Executive Officer

ATTEST:

By:	/s/ Robert J. Lanham

Robert J. Lanham
Secretary